

Bruce Maxwell · 3rd

C.E.O. at Beacon Health Benefits, Inc.

Greensboro/Winston-Salem, North Carolina Area ·

500+ connections · **Contact info**

Beacon Health Benefits, Inc.

Stanford University
Graduate School of...

Experience

C.E.O.
Beacon Health Benefits, Inc.
Jun 2019 – Present · 9 mos
Mooresville, NC



C.F.O.
Vocinity, Inc.
Nov 2018 – Present · 1 yr 4 mos
Martinsburg, West Virginia

Principal
Maxwell Consulting
Jan 2017 – Present · 3 yrs 2 mos
Greensboro/Winston-Salem, North Carolina Area

Maxwell Consulting serves startups that need assistance with go-to-market strategies, business models, and raising capital. I have had over 650 meetings with venture capitalists and almost as many with angel investors, and I understand how the game is played. I don't just find investors. I do the heavy lifting required to build Pro Forma projections, business pla ...**see more**

 **Maxwell Consulting**

Elastrix, LLC
8 yrs 10 mos



CEO
Feb 2013 – Present · 7 yrs 1 mo
Pilot Mountain, NC 27041

Elastrix manufactured engineered polymers and sold them as raw material inputs to firms that mold rubber finished goods.



CFO
May 2011 – Feb 2013 · 1 yr 10 mos
Pilot Mountain, NC

Elastrix manufactured engineered polymers and sold them as raw material inputs to firms that mold rubber finished goods.



Board Member
Desktream, Inc. (DBA WorldDesk)
Apr 2006 – Dec 2013 · 7 yrs 9 mos
Sunnyvale, CA

My Board responsibilities centered around hiring management, attracting investment capital and managing our legal needs.

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Education



Stanford University Graduate School of Business
MBA, Business, Graduated as an Arjay Miller Scholar (top 10% of the class)
1986 – 1988
Activities and Societies: Stanford Alumni Consulting Team

Focused on entrepreneurship.



Swarthmore College
BA, History, Economics, Graduated with High Honors, Phi Beta Kappa.
1976 – 1980

Major in History, Minor in Economics, focused on the process of industrialization as it has evolved since the 1800's.

Volunteer Experience

Change Agent
MKP USA
Jan 2008 – Feb 2011 • 3 yrs 2 mos
Education

The Mankind Project (MKP) is a non-profit organization that trains men in the values of Authenticity, Integrity, Accountability, Tolerance and Service. Led two pro bono consulting projects (a team of five and a team of six Stanford GSB alumni) to help this non-profit corporation better define its mission and attract additional resources to fund its operations. Then personally traveled to 24 cities to present the findings and recommendations to MKP's chapters. Ultimately convinced all 35 separate 501(c)(3) corporations to merge into a single corporation, which the Chairman has credited for the organization's continued survival.

See http://mkpusa.org/.

Skills & Endorsements

Start-ups · 71

 Endorsed by **Rudy Mui and 6 others** who are highly skilled at this

 Endorsed by **2 of Bruce's colleagues** at WorldDesk

Entrepreneurship · 51

 Endorsed by **John Craichy, MBA, LCSWA and 4 others** who are highly skilled at this

 Endorsed by **2 of Bruce's colleagues** at WorldDesk

Business Planning · 42

 Endorsed by **Rudy Mui and 1 other** who is highly skilled at this

 Endorsed by **2 of Bruce's colleagues** at WorldDesk

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